Exhibit 99.1

Pembina Pipeline Corporation Reports Results for the First Quarter 2023 and Raises Quarterly Common Share Dividend

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures and ratios that are not specified, defined or determined in accordance with Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); adjusted cash flow from operating activities; adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. For more information see "Non-GAAP and Other Financial Measures" herein.

CALGARY, Alberta--(BUSINESS WIRE)--May 4, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2023.

Highlights

  First Quarter Results - reported earnings of $369 million and adjusted EBITDA of $947 million.
  Common Share Dividend Increase - the board of directors declared a common share cash dividend for the second quarter of 2023 of $0.6675 per share, representing an increase of 2.3 percent, to be paid, subject to applicable law, on June 30, 2023, to shareholders of record on June 15, 2023.
  KAPS - the sale of Pembina Gas Infrastructure's ("PGI") interest in the Key Access Pipeline System ("KAPS") was completed on April 26, 2023.
  Cedar LNG - during the quarter, Cedar LNG received its Environmental Assessment Certificate from the British Columbia Environmental Assessment Office and a positive Decision Statement from the federal Minister of Environment and Climate Change.
  Guidance - reiterated 2023 adjusted EBITDA guidance range of $3.5 billion to $3.8 billion.
  Strong Balance Sheet - at March 31, 2023 the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.6 times and Pembina expects to exit the year with a ratio of 3.3 to 3.6 times.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted)	2023	2022
Revenue	2,297	3,038
Net revenue(1)	946	1,154
Gross profit	672	857
Earnings	369	481
Earnings per common share – basic and diluted (dollars)	0.61	0.81
Cash flow from operating activities	458	655
Cash flow from operating activities per common share – basic (dollars)	0.83	1.19
Adjusted cash flow from operating activities(1)	634	700
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.15	1.27
Common share dividends declared	359	347
Dividends per common share (dollars)	0.65	0.63
Capital expenditures	137	179
Total volumes (mboe/d)(2)	3,188	3,369
Adjusted EBITDA(1)	947	1,005
(1)	Refer to "Non-GAAP and Other Financial Measures".
(2)

Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Financial and Operational Overview by Division

	3 Months Ended March 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,467	376	525	2,493	361	521
Facilities	721	135	298	876	250	281
Marketing & New Ventures	—	120	169	—	217	267
Corporate	—	(156)	(45)	—	(195)	(64)
Total	3,188	475	947	3,369	633	1,005
(1)

Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. Volumes do not include Empress processing capacity. Marketed natural gas liquids ("NGL") volumes are excluded from volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's Management's Discussion and Analysis dated May 4, 2023 for the three months ended March 31, 2023 for further information.

(2)	Refer to "Non-GAAP and Other Financial Measures".

For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Financial & Operational Highlights

Adjusted EBITDA

Pembina reported first quarter adjusted EBITDA of $947 million, representing a $58 million or six percent decrease over the same period in the prior year.

Pipelines reported adjusted EBITDA of $525 million for the first quarter, representing a $4 million or one percent increase compared to the same period in the prior year, reflecting the net impact of the following factors:

  higher volumes and higher recoverable project costs on the Peace Pipeline system;
  higher revenues from Cochin Pipeline, Vantage Pipeline, and AEGS;
  lower revenues and higher operating expenses resulting from the Northern Pipeline system outage;
  lower adjusted EBITDA contribution from Ruby; and
  lower revenue related to recoverable costs on the Horizon Pipeline system in the first quarter of 2022.

Facilities reported adjusted EBITDA of $298 million for the first quarter, representing a $17 million or six percent increase over the same period in the prior year, reflecting the net impact of the following factors:

  the creation of PGI on August 15, 2022 (the "PGI Transaction") and stronger performance from certain gas processing assets, including the former Energy Transfer Canada ("ETC") plants and the Dawson Assets; and
  lower supply volumes at the Redwater Complex as a result of the Northern Pipeline system outage.

The combined impact across Pipelines and Facilities from the Northern Pipeline system outage was approximately $54 million in the first quarter.

Marketing & New Ventures reported adjusted EBITDA of $169 million for the first quarter, representing a $98 million or 37 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  lower NGL margins as a result of lower propane and butane prices and lower margins on crude oil resulting from the lower prices across the crude oil complex, coupled with lower marketed NGL volumes;
  realized gains on commodity-related derivatives for the quarter compared to losses recognized during the first quarter of 2022; and
  lower contribution from Aux Sable as a result of lower NGL prices and recontracting in the fourth quarter of 2022.

Corporate reported adjusted EBITDA of negative $45 million for the first quarter, representing a $19 million or 30 percent increase compared to the same period in the prior year. The change over the prior period was the result of lower corporate general and administrative expense primarily due to lower long-term incentive costs, partially offset by higher information technology-related maintenance costs.

Earnings

Pembina reported first quarter earnings of $369 million, representing a $112 million or 23 percent decrease over the same period in the prior year.

Pipelines had reportable segment earnings before tax of $376 million, representing a $15 million or four percent increase compared to the same period in the prior year. The increase was attributable to the factors impacting adjusted EBITDA, as noted above, excluding the lower contribution from Ruby.

Facilities had reportable segment earnings before tax of $135 million, representing a $115 million or 46 percent decrease over the same period in the prior year. In addition to the factors impacting adjusted EBITDA, as noted above, the first quarter was negatively impacted by lower unrealized gains on commodity-related derivatives. Further, in the first quarter, the positive impacts captured in adjusted EBITDA from PGI were offset by interest expense on long-term debt, income tax expense, and depreciation resulting from the PGI assets recorded at fair value, which are all included in share of profit from PGI following the PGI Transaction.

Marketing & New Ventures had reportable segment earnings before tax of $120 million, representing a $97 million or 45 percent decrease over the same period in the prior year. The decrease was largely due to the same items impacting adjusted EBITDA, discussed above.

In addition to the changes in reportable segment earnings for each division discussed above, the change in first quarter earnings compared to the prior period was due to the net impact of the following factors:

  lower other expense largely as a result of lower acquisition fees incurred during the period; and
  lower income tax expense due to lower current period earnings and the tax impact of the PGI transaction.

Cash Flow From Operating Activities

Cash flow from operating activities of $458 million for the first quarter represents a $197 million or 30 percent decrease compared to the same period in the prior year. The decrease was primarily driven by a decrease in the change in non-cash working capital due mainly to the Ruby settlement, lower operating results, and higher share-based compensation payments, partially offset by a decrease in taxes paid and higher distributions from equity accounted investees.

On a per share (basic) basis, cash flow from operating activities was $0.83, representing a decrease of 30 percent compared to the same period in the prior year.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $634 million for the first quarter represents a $66 million or nine percent decrease compared to the same period in the prior year. The decrease was largely due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, taxes paid, and share-based compensation payments, partially offset by lower current tax expense and lower accrued share-based payments.

On a per share (basic) basis, adjusted cash flow from operating activities was $1.15 per share, representing a decrease of nine percent compared to the same period in the prior year.

Volumes

Total volumes of 3,188 mboe/d for the first quarter represent a decrease of approximately five percent over the same period in the prior year.

Pipelines volumes of 2,467 mboe/d in the first quarter represent a one percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  approximately 62 mbbls/d reduction in volumes due to the Northern Pipeline system outage;
  lower volumes on the Ruby Pipeline;
  higher volumes on the Peace Pipeline system resulting from increased upstream activity; and
  higher volumes at AEGS and on the Vantage Pipeline due to third-party outages in the first quarter of 2022.

Facilities volumes of 721 mboe/d in the first quarter represent an 18 percent decrease compared to the same period in the prior year, reflecting the net impact of the following factors:

  the disposition of Pembina's interest in the assets comprising the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant (collectively, "E1 and E6"), in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains-operated assets at Empress;
  approximately 70 mboe/d reduction in volumes at the Redwater Complex and Younger due to the Northern Pipeline system outage; and
  increased volumes from PGI, primarily at the former ETC plants and the Dawson Assets.

Excluding the impact of the disposition of Pembina’s interest in the E1 and E6 assets at Empress, Facilities volumes would have decreased by seven percent compared to the same period in the prior year.

Marketed NGL volumes of 194 mboe/d in the first quarter represents a six percent decrease compared to the same period in the prior year, reflecting reduced ethane and butane sales as a result of lower supply volumes from the Redwater Complex following the Northern Pipeline system outage.

Quarterly Common Share Dividend

Pembina's board of directors has declared a common share cash dividend for the second quarter of 2023 of $0.6675 per share, representing an increase of 2.3 percent, to be paid, subject to applicable law, on June 30, 2023, to shareholders of record on June 15, 2023. The common share dividends are designated as "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the cash dividend is expected to be approximately U.S. $0.4902 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7344. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Quarterly dividend payments are expected to be made on the last business day of March, June, September, and December to shareholders of record on the 15th day of the corresponding month, if, as and when declared by the board of directors. Should the record date fall on a weekend or on a statutory holiday, the record date will be the next succeeding business day following the weekend or statutory holiday.

Executive Overview and Business Update

First Quarter Results and 2023 Outlook

First quarter results reflect continued strength in the Western Canadian Sedimentary Basin ("WCSB") and growing demand for services from customers.

First quarter volumes across the conventional pipelines were consistent with the same period in the prior year as volume growth from rising industry activity sufficiently offset the impact of the Northern Pipeline system outage. For the full year 2023, Pembina is forecasting approximately four to six percent growth in conventional pipelines volumes, with the volume profile building quarterly throughout the year.

Based on first quarter results and the outlook for the remainder of the year, Pembina is reiterating its 2023 adjusted EBITDA guidance range of $3.5 billion to $3.8 billion. Excluding the contribution from the Marketing & New Ventures segment, the midpoint of the guidance range reflects an approximately four percent increase in adjusted EBITDA relative to 2022. Pembina's fee-based business is expected to benefit from growing volumes and increasing utilization across its assets in the WCSB, and higher tolls. The reiterated guidance range includes the impact of the Northern Pipeline system outage and widening frac spreads due to lower natural gas prices.

In 2023, cash flow from operating activities is expected to exceed dividends and capital expenditures. Pembina regularly evaluates the merits of debt repayment relative to share repurchases over the course of the year, taking into account prevailing market conditions and risk-adjusted returns. Pembina currently expects excess free cash flow in 2023 to be used to pay down debt, further strengthening the balance sheet and preparing the Company to fund future capital projects. In support of maintaining flexibility to optimize capital allocation, the Toronto Stock Exchange accepted Pembina’s renewal of its normal course issuer bid during the quarter. At March 31, 2023, the ratio of proportionately consolidated debt-to-adjusted EBITDA was 3.6 times and Pembina expects to exit the year with a ratio of 3.3 to 3.6 times, supporting a strong BBB credit rating.

Commercial Successes

Pembina's business resiliency is being enhanced as it builds on the strengths of its core business in support of one of North America's premier basins, the WCSB. Basin growth is being underpinned by strong liquids prices combined with financially well-positioned and capable producers. Longer term, the industry is readying itself to capitalize on new egress options including LNG development on Canada's West Coast and the Trans Mountain pipeline expansion, and a continued build-out of Alberta's petrochemical industry. Given these developments, Pembina continues to have an expectation of growing volumes across the WCSB, including most notably the northeast British Columbia ("NEBC") Montney formation, where certain large producers continue to signal the potential for significant, visible, multi-year growth.

Against this backdrop, Pembina has continued to achieve many commercial successes, securing and strengthening the contractual profile of its business. Customers continue to demonstrate the value they place on the Peace Pipeline system, the backbone of Pembina's integrated value chain. Given its many advantages, including its extensive reach, capacity of 1.1 million barrels per day, product segregation across four commodities, high reliability, low operating cost, and multiple delivery points, service on the Peace Pipeline continues to be in high demand.

As previously announced, the Company's recent commercial successes are highlighted by the long-term midstream service agreements with three premier NEBC Montney producers that include the transportation of liquids. In addition, since mid-2022, Pembina's commercial successes in its conventional pipelines business include:

  Securing one additional production dedication and one facility dedication. These long-term commitments are from a strategically located, creditworthy counterparty and represent 100 percent of the nameplate capacity from the associated third-party facilities in the Gordondale, Alberta area.
  Recontracting all volumes from recent and near-term contract expirations on the Peace Pipeline and executing new contracts with existing customers for approximately 65,000 barrels per day of incremental volume. Included within this total is a long-term take-or-pay commitment with an existing area-of-dedication customer to build a new gathering system to a strategically located gas plant. The new contracts have a weighted average term of approximately six years. Approximately half of the incremental volumes are now being serviced with the balance of the contracts taking effect from late 2023 to early 2026. Incremental new volumes will continue to fill capacity on systems extending from NEBC to Edmonton, Alberta. Further, given increasingly longer average distances, the economic benefit from incremental volumes is expected to exceed the impact of any volumes lost to new competing pipeline alternatives.

Given ongoing customer discussions in light of growing volumes in NEBC, Pembina continues to engineer and develop additional NEBC system infrastructure, including new terminals, pump stations, and pipeline laterals needed to fulfill customer requests in a timely manner.

Additionally, following completion of a recently sanctioned lateral pipeline project, all former ETC plants, now owned by PGI, will be connected to the Peace Pipeline system. Full integration of the PGI assets with the Peace Pipeline system is another important step towards realizing incremental efficiencies and enhancing our customer service offering as contemplated when PGI was created.

At Pembina's Redwater Complex, since the decision to proceed with the RFS IV expansion, producer response has been positive as expected. Pembina has renewed existing contracts, and executed incremental contracts, with both current and new producers. Together with momentum and encouraging signals from key NEBC contracted producers regarding their development plans, Pembina is pleased with the ongoing RFS IV progress.

Northern Pipeline Update

As previously disclosed, on January 18, 2023, a release of natural gas liquids on the Northern Pipeline system occurred. The outage impacted a substantial portion of the volumes on the Northern and NEBC pipeline systems; however, Pembina and its customers were able to mitigate a portion of the impact using truck terminals and directing volumes to the Peace Pipeline system. With a primary focus on the safety of our workers, the communities and the environment, service on the Northern Pipeline system resumed on February 23, at a reduced operating pressure, following repair work, comprehensive testing, including internal and external inspections, and approval by the Alberta Energy Regulator.

Including the resumption of service at reduced operating rates and further mitigation by transporting incremental volumes on the Peace Pipeline system, Pembina has been able to transport approximately 70 percent of the liquids that would have otherwise been transported on the Northern Pipeline. Further, Pembina has worked closely with customers to mitigate, where possible, the impact on their businesses, prioritizing customer barrels ahead of Pembina's proprietary barrels, most notably through the Younger plant.

The overall impact to Pembina's adjusted EBITDA for the first quarter of 2023 was $54 million, including lost revenue and costs to return to service. Compared to the previously disclosed estimated impact to first quarter adjusted EBITDA of approximately $30 million, the incremental costs are related to return-to-service, reclamation activities, and integrity work to facilitate the safe return to higher pressure operations, all of which were higher than originally forecasted. The impact to adjusted EBITDA for the second quarter is estimated to be approximately $25 million to $30 million, assuming resumption of full service in the latter half of the second quarter.

Projects and New Developments

Pipelines

  The Phase VIII Peace Pipeline expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 kilometres, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235,000 bpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65,000 bpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Pipe manufacturing is complete and construction progressed at several locations in the first quarter of 2023. The project has an estimated cost of approximately $530 million and is trending on-time and under budget. Phase VIII is expected to enter service in the first half of 2024, with three pump stations expected to enter service throughout 2023.

Facilities

  During the first quarter of 2023, Pembina approved construction of a new 55,000 bpd propane-plus fractionator ("RFS IV") at its existing Redwater fractionation and storage complex (the "Redwater Complex"). RFS IV is expected to cost approximately $460 million and will leverage the design, engineering and operating best practices of its existing facilities. The project includes additional rail loading capacity at the Redwater Complex. Subject to regulatory and environmental approvals, RFS IV is expected to be in-service in the first half of 2026. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd.
  Consistent with Pembina's and KKR's intention to divest upon announcing the PGI Transaction, and pursuant to a subsequent agreement with the Competition Bureau, on December 11, 2022 a subsidiary of PGI entered into an agreement to sell its 50 percent non-operated interest in KAPS, which was contributed to PGI as part of the PGI Transaction. Subsequent to the first quarter, the KAPS divestiture was completed on April 26, 2023 and the proceeds from the sale were used to reduce debt at PGI.

Marketing & New Ventures

  Pembina has formed a partnership with the Haisla Nation to develop the proposed Cedar LNG project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets and is expected to achieve higher prices for Canadian producers, contribute to lower overall emissions, and enhance global energy security. Given that Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the greenest LNG facilities in the world.

  During the first quarter, Cedar LNG received its Environmental Assessment Certificate from the British Columbia Environmental Assessment Office and a positive Decision Statement from the federal Minister of Environment and Climate Change, which collectively represent a significant step forward for the Cedar LNG project. In addition, during the first quarter a Memorandum of Understanding was signed with ARC Resources Ltd. for a long-term liquefaction services agreement for half of the capacity of Cedar LNG. Work towards the signing of definitive commercial agreements is ongoing.

  Cedar LNG is expected to be structured as a tolling business providing a low risk, long-term cash flow stream, and strengthening Pembina's financial resilience. Activities related to engineering, regulatory, commercial discussions, and financing are expected to converge for a final investment decision to be made by the end of the third quarter of 2023.
  Pembina and TC Energy Corporation ("TC Energy") continue to develop the Alberta Carbon Grid, a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. The first phase of the system is the Industrial Heartland project, which will have the potential of transporting and storing up to 10 million tonnes of carbon dioxide ("CO2") annually. Pembina and TC Energy are also exploring options to create several hubs throughout Alberta, with a long-term vision to annually transport and store up to 20 million tonnes of CO2.

  In the first quarter of 2023, ACG licensed and purchased existing seismic data and completed acquisition of new seismic data. This data will be integrated into subsurface geophysical models and help guide the location of an appraisal well to be drilled later in 2023.

First Quarter 2023 Conference Call & Webcast

Pembina will host a conference call on Friday, May 5, 2023 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the first quarter of 2023. The conference call dial-in numbers for Canada and the U.S. are 416-764-8658 or 888-886-7786. A recording of the conference call will be available for replay until Friday, May 12, 2023 at 11:59 p.m. ET. To access the replay, please dial either 416-764-8692 or 877-674-7070 and enter the password 350288#.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://events.q4inc.com/attendee/937432554 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual Meeting of Common Shareholders

The Company will hold its Annual Meeting of Common Shareholders ("AGM") on Friday, May 5, 2023 at 2:00 p.m. MT (4:00 p.m. ET). The AGM will be held as a virtual-only meeting, which will be conducted via live webcast at https://web.lumiagm.com/#/440249827. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time. For further information on Pembina's virtual AGM, kindly visit www.pembina.com.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, including the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including operating segment outlooks and general market conditions for 2023 and thereafter; outlooks for commodity prices and the effect thereof on the business of the Company; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; Pembina's 2023 annual guidance, including the Company's expectations regarding its adjusted EBITDA and proportionately consolidated debt to adjusted EBITDA; the Company's anticipated use of free cash flow generated in 2023; Pembina's future common share dividends, including the timing, amount and expected tax treatment thereof; planning, construction and capital expenditure estimates, schedules and locations; expected capacity, incremental volumes, completion and in-service dates; rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's growth projects on its future financial performance and stakeholders; expectations regarding Pembina's financial strength and condition; expectations regarding Pembina's commercial agreements, including the expected timing and benefit thereof; expectations, decisions and activities related to the Company's projects and new developments; statements and expectations related to Pembina's commitment to, and the effectiveness and impact of, its sustainability goals and targets; the impact of current and expected market conditions on Pembina; statements regarding the Northern Pipeline system outage, including the operational impact thereof, Pembina's response thereto, the expected impact on Pembina's financial results, and the expected timing of resumption of full service; expectations regarding the Company’s ability to return capital to shareholders; and statements regarding the Company's capital allocation strategy, and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates; the ability of Pembina to maintain current credit ratings; the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment or refinancing of existing debt as it becomes due; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that the anticipated benefits of the PGI Transaction can be achieved in the manner expected by Pembina; assumptions with respect to our intention to complete share repurchases, including the funding thereof, existing and future market conditions, including with respect to Pembina's common share trading price, and compliance with respect to applicable securities laws and regulations and stock exchange policies; that any required commercial agreements can be reached in the manner and on the terms expected by Pembina; that all required regulatory and environmental approvals can be obtained on the necessary terms and in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant projects; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; reliance on key relationships and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; the failure to realize the anticipated benefits and/or synergies of the PGI Transaction; assumptions with respect to the estimated financial impact of the Northern Pipeline system outage; expectations and assumptions concerning, among other things: customer demand for PGI's assets and services; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; risks related to the potential impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 23, 2023 for the year ended December 31, 2022 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Management approved the 2023 adjusted EBITDA and proportionately consolidated debt to adjusted EBITDA guidance contained herein as of the date of this news release. The purpose of the 2023 adjusted EBITDA and proportionately consolidated debt to adjusted EBITDA guidance is to assist readers in understanding Pembina's expected and targeted financial results, and this information may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP and Other Financial Measures

Throughout this news release, Pembina has disclosed certain financial measures and ratios that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. Non-GAAP ratios are financial measures that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.

In this news release, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA, adjusted EBITDA from equity accounted investees, adjusted EBITDA per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share; and proportionately consolidated debt-to-adjusted EBITDA. These non-GAAP financial measures and ratios disclosed in this news release do not have any standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar financial measures or ratios disclosed by other issuers. The measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with GAAP, including revenue, earnings, cash flow from operating activities and cash flow from operating activities per share.

Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.

Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this news release, together with, as applicable, disclosure of the most directly comparable financial measure that is determined in accordance with GAAP to which each non-GAAP financial measure relates and a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure. Additional information relating to such non-GAAP financial measures and non-GAAP ratios, including disclosure of the composition of each non-GAAP financial measure and non-GAAP ratio, an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed; and a description of any significant difference between forward-looking non-GAAP financial measures and the equivalent historical non-GAAP financial measures, is contained in the "Non-GAAP & Other Financial Measures" section of the management's discussion and analysis of Pembina dated May 4, 2023 for the three months ended March 31, 2023 (the "MD&A"), which information is incorporated by reference in this news release. The MD&A is available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Pembina's website at www.pembina.com.

Net Revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. The most directly comparable financial measure to net revenue that is determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	628	573	208	357	1,558	2,271	(97)	(163)	2,297	3,038
Cost of goods sold, including product purchases	—	—	—	—	1,409	1,967	(58)	(83)	1,351	1,884
Net revenue	628	573	208	357	149	304	(39)	(80)	946	1,154

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization

Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.

Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings before income tax	376	361	135	250	120	217	(156)	(195)	475	633
Adjustments to share of profit from equity accounted investees and other	44	53	127	34	5	6	—	—	176	93
Net finance costs (income)	7	7	2	2	1	(2)	101	102	111	109
Depreciation and amortization	99	99	34	55	12	11	10	12	155	177
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	(60)	34	35	—	—	34	(25)
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	—	12	—	12
Impairment charges, transformation and restructuring costs, (gain) loss on disposal of assets and non-cash provisions	(1)	1	—	—	(3)	—	—	5	(4)	6
Adjusted EBITDA	525	521	298	281	169	267	(45)	(64)	947	1,005
Adjusted EBITDA per common share – basic (dollars)									1.72	1.83

2023 Adjusted EBITDA Guidance

The equivalent historical non-GAAP financial measure to 2023 adjusted EBITDA guidance is adjusted EBITDA for the year ended December 31, 2022.

12 Months Ended December 31, 2022	Pipelines	Facilities	Marketing & New Ventures	Corporate & Inter-segment Eliminations	Total
($ millions, except per share amounts)
Earnings (loss) before income tax	1,415	1,787	708	(708)	3,202
Adjustments to share of profit from equity accounted investees and other	172	288	25	—	485
Net finance costs (income)	28	13	27	418	486
Depreciation and amortization	396	196	44	47	683
Unrealized gain on commodity-related derivative financial instruments	—	(50)	(83)	—	(133)
Gain on PGI Transaction	—	(1,110)	—	—	(1,110)
Transaction costs incurred in respect of acquisitions	—	(1)	—	—	(1)
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	116	14		4	134
Adjusted EBITDA	2,127	1,137	721	(239)	3,746
Adjusted EBITDA per common share – basic (dollars)					6.78

Adjusted EBITDA from Equity Accounted Investees

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit from equity accounted investees	35	40	48	24	(1)	21	82	85
Adjustments to share of profit from equity accounted investees:
Net finance costs	5	13	53	8	—	—	58	21
Income tax expense	1	—	13	—	—	—	14	—
Depreciation and amortization	38	40	55	26	5	6	98	72
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	6	—	—	—	6	—
Total adjustments to share of profit from equity accounted investees	44	53	127	34	5	6	176	93
Adjusted EBITDA from equity accounted investees	79	93	175	58	4	27	258	178

Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share

Adjusted cash flow from operating activities is a non-GAAP financial measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below.

Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments.

Adjusted cash flow from operating activities per common share is a non-GAAP ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2023	2022
Cash flow from operating activities	458	655
Cash flow from operating activities per common share – basic (dollars)	0.83	1.19
Add (deduct):
Change in non-cash operating working capital	199	39
Current tax expense	(99)	(121)
Taxes paid, net of foreign exchange	47	152
Accrued share-based payment expense	(20)	(39)
Share-based compensation payment	77	45
Preferred share dividends paid	(28)	(31)
Adjusted cash flow from operating activities	634	700
Adjusted cash flow from operating activities per common share – basic (dollars)	1.15	1.27

Proportionately Consolidated Debt-to-Adjusted EBITDA

Proportionately Consolidated Debt-to-Adjusted EBITDA is a non-GAAP ratio that management believes is useful to investors and other users of Pembina’s financial information in the evaluation of the Company’s debt levels and creditworthiness.

	12 Months Ended
($ millions, except as noted)	March 31, 2023	December 31, 2022
Loans and borrowings (current)	1,250	600
Loans and borrowings (non-current)	8,856	9,405
Loans and borrowings of equity accounted investees	3,097	3,366
Proportionately consolidated debt	13,203	13,371
Adjusted EBITDA	3,688	3,746
Proportionately consolidated debt-to-adjusted EBITDA (times)	3.6	3.6
($ millions)	12 Months Ended March 31, 2023	3 Months Ended March 31, 2023	12 Months Ended December 31, 2022	3 Months Ended March 31, 2022
Earnings before income tax	3,044	475	3,219	633
Adjustments to share of profit from equity accounted investees and other	568	176	468	93
Net finance costs	488	111	486	109
Depreciation and amortization	661	155	683	177
Unrealized gain on commodity-related derivative financial instruments	(74)	34	(133)	(25)
Gain on PGI Transaction	(1,110)	—	(1,110)	—
Transaction costs incurred in respect of acquisitions	(13)	—	(1)	12
Impairment charges, transformation and restructuring costs, contract dispute settlement, (gain) loss on disposal of assets and non-cash provisions	124	(4)	134	6
Adjusted EBITDA	3,688	947	3,746	1,005
	=A+B-C	A	B	C

Contacts

Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com